

LEGACY
HOTELS

04 JAN 12 AM 7:21

R E A L   E S T A T E   I N V E S T M E N T   T R U S T

January 8, 2004



04012028

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

SUPPL

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iii) under the
        Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

-    **Press Release dated January 8, 2004 - Legacy Hotels Real Estate
      Investment Trust To Release Fourth Quarter And Year-End Earnings**

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

PROCESSED

JAN 21 2004

THOMSON
FINANCIAL

G:\Corporate\Entities\Legacy Hotels Real Estate Investment Trust\Securities Filings\SEC\Legacy 12g3-2(b)(1)(iii) Add Info Jan 8, 2004-YE earnings.DOC

Securities and Exchange Commission
January 8, 2004
Page 2

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE
INVESTMENT TRUST,

By: _____
Sari L. Diamond
Secretary

Enclosure

cc: Robert P. Freeman, Esq.



LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST
TO RELEASE FOURTH QUARTER AND YEAR-END EARNINGS

TORONTO, January 8, 2004- Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) will release its fourth quarter and year-end earnings on January 27, 2004 to be followed by a conference call that day at 1:30 p.m. Eastern Time. Participating on the call will be members of Legacy's senior management.

Investors are invited to access the call by dialing 416-695-5806 or 1-800-273-9672. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available beginning at 4:30 p.m. on January 27, 2004 through to February 3, 2004. To access the recording please dial 416-695-5800 or 1-800-408-3053 and use the reservation number 1518834.

A live audio webcast of this conference call will be available via Legacy's website (www.legacyhotels.ca). An archived recording of the webcast will remain available on the website until the next quarterly earnings conference call.

About Legacy Hotels Real Estate Investment Trust
Legacy is Canada's premier hotel real estate investment trust with 24 luxury and first-class hotels and resorts with over 10,000 guestrooms located in Canada and the United States. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle.

-30-

Contact: Chantal Nappert
Investor Relations
Tel: 416-874-2765
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca



REAL ESTATE INVESTMENT TRUST

January 8, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

>   Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iii) under the
>   Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

>   - **Press Release dated January 8, 2004 - Legacy Hotels Real Estate Investment Trust To Release Fourth Quarter And Year-End Earnings**

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

G:\Corporate\Entities\Legacy Hotels Real Estate Investment Trust\Securities Filings\SEC\Legacy 12g3-2(b)(1)(iii) Add Info Jan 8, 2004-YE earnings.DOC

Securities and Exchange Commission
January 8, 2004
Page 2

        If you have any questions in connection with this submission, please
communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown
& Wood, who may be contacted at 312/853-6099.

                                        Very truly yours,
                                        LEGACY HOTELS REAL ESTATE
                                        INVESTMENT TRUST

                                        By: _____
                                            Sari L. Diamond
                                            Secretary

Enclosure

cc: Robert P. Freeman, Esq.



LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST
TO RELEASE FOURTH QUARTER AND YEAR-END EARNINGS

TORONTO, January 8, 2004- Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) will release its fourth quarter and year-end earnings on January 27, 2004 to be followed by a conference call that day at 1:30 p.m. Eastern Time. Participating on the call will be members of Legacy's senior management.

Investors are invited to access the call by dialing 416-695-5806 or 1-800-273-9672. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available beginning at 4:30 p.m. on January 27, 2004 through to February 3, 2004. To access the recording please dial 416-695-5800 or 1-800-408-3053 and use the reservation number 1518834.

A live audio webcast of this conference call will be available via Legacy's website (www.legacyhotels.ca). An archived recording of the webcast will remain available on the website until the next quarterly earnings conference call.

About Legacy Hotels Real Estate Investment Trust
Legacy is Canada's premier hotel real estate investment trust with 24 luxury and first-class hotels and resorts with over 10,000 guestrooms located in Canada and the United States. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle.

-30-

Contact: Chantal Nappert
             Investor Relations
             Tel: 416-874-2765
             Email: investor@legacyhotels.ca
             Website: www.legacyhotels.ca